EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Three Months Ended March 31,
	2017	2016
	(Millions)
Net income attributable to Tenneco Inc.	$63	$57
Add:
Interest expense	15	18
Portion of rental representative of the interest factor	6	5
Income tax expense	34	34
Noncontrolling interests	15	15
Amortization of interest capitalized	1	1
Earnings as defined	$134	$130
Interest expense	15	18
Interest capitalized	2	1
Portion of rentals representative of the interest factor	6	5
Fixed charges as defined	$23	$24
Ratio of earnings to fixed charges	5.83	5.42